UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
File No. 812-15228
Amendment No. 1 to the
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.
In the Matter of
FMI Funds, Inc.
Fiduciary Management, Inc.
100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
Foreside Financial Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04106
Please send all communications regarding the application to:
John S. Brandser
Fiduciary Management, Inc.
100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
E-mail communication attention of rladwig@fmimgt.com
with a copy to:
Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
pfetzer@foley.com

Page 1 of 8 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on July 30, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
In the Matter of
FMI Funds, Inc. Fiduciary Management, Inc. Foreside Financial Services, LLC
Amendment No. 1 to the
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

File No. 812-15228
I. SUMMARY OF APPLICATION
In this application, FMI Funds, Inc. (“Company”), Fiduciary Management, Inc. (“Initial Adviser”) and Foreside Financial Services, LLC (the “Distributor” and, together with the Company and the Initial Adviser, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (the “Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (“Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1
Applicants request that the relief apply to the series of the Company listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity included in the term “Adviser”), (b) operates as an actively managed exchange-traded fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order, which is incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2
No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the 1940 Act.
II. APPLICANTS
A.	The Corporation
The Company is a corporation organized under the laws of the State of Maryland.  The Company currently consists of 4 series, and will consist of one or more series operating as a Fund.  The Company is registered with the Commission as an open-end management investment company under the 1940 Act.
B.	The Adviser
The Initial Adviser will be the investment adviser to the Initial Fund.  The Initial Adviser is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin.  The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Initial Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.3
Subject to the approval by the Funds’ board of directors, the Adviser will serve as investment adviser to the Funds.  The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”).  Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.
C.	The Distributor
The Company has entered into a distribution agreement with the Distributor. The Distributor, a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the distributor and principal underwriter of shares of the Funds (“Shares”).  Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer.  The distributor will distribute Shares on an agency basis.
III. REQUEST FOR RELIEF
Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order.  For the reasons stated in the Reference Order, Applicants believe that:
•
With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; and concerned, are consistent with the polices of each registered investment company concerned and with the general purposes of the 1940 Act.

•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person
IV. NAMES AND ADDRESSES
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.
V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with Rule 0-2 under the 1940 Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John S. Brandser, President and Treasurer of FMI Funds, Inc., is authorized to sign on behalf of FMI Funds, Inc. pursuant to the following resolutions adopted by the board of FMI Funds, Inc. on September 20, 2019.
RESOLVED
that the filing with the U.S. Securities and Exchange Commission by the officers of the Company, in the name and on behalf of the Company, of an application for an order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and any and all amendments thereto, be, and hereby is, authorized and approved; and

FURTHER RESOLVED
that the officers of the Company, be, and hereby are, authorized to take all such actions and to execute all such documents as they may deem necessary or appropriate to obtain the approval of the SEC’s Division of Investment Management of the exemptive application.

John S. Brandser, President, Secretary and Chief Operating Officer of Fiduciary Management, Inc., is authorized to sign and file this document on behalf of the Initial Adviser pursuant to the general authority vested in him as President.
In accordance with rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Order without holding a hearing.

1 Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order.  Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.
2 All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.
3 The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c) and 17(b) of the 1940 Act granting the relief requested by this application.
FMI Funds, Inc.

By: /s/ John S. Brandser
Name: John S. Brandser
Title: President and Treasurer

Fiduciary Management, Inc.

By: /s/ John S. Brandser
Name: John S. Brandser
Title: President, Secretary and Chief Operating Officer

Foreside Financial Services, LLC

By: /s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice-President

Verification Rule 0-2(d)
Verification of Application
In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, FMI Funds, Inc.; that he is the President and Treasurer of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 30th day of July, 2021, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
FMI Funds, Inc.

By: /s/ John S. Brandser
Name: John S. Brandser
Title: President and Treasurer

Verification Rule 0-2(d)
Verification of Application
In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Fiduciary Management, Inc.; that he is President, Secretary and Chief Operating Officer of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 30th day of July, 2021, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Fiduciary Management, Inc.

By: /s/ John S. Brandser
Name: John S. Brandser
Title: President, Secretary and Chief Operating Officer

Verification Rule 0-2(d)
Verification of Application
In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Foreside Financial Services, LLC; that he is the Vice-President of such entity; and that all actions taken by the members or other persons necessary to authorize deponent to execute and file such instrument this 30th day of July, 2021, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Foreside Financial Services, LLC

By: /s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice-President

APPENDIX A
Initial Fund
FMI Large Cap ETF
The FMI Large Cap ETF seeks long-term capital appreciation.  The Fund invests mainly in a limited number of large capitalization (namely, companies with more than $5 billion market capitalization at the time of initial purchase) value stocks of companies listed or traded on a national securities exchange or on a national securities association, including foreign securities traded on a national securities exchange or on a national securities association.